Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
A N N O U N C E M E N T
PROPOSED CAPITAL REDUCTION

1.	INTRODUCTION
1.1	The Proposed Capital Reduction. STATS ChipPAC Ltd. (the “Company”) announced on 30 July 2010 that it intended to commence the process to effect a proposed capital reduction exercise (the “Capital Reduction”) and cash distribution of up to US$600 million to shareholders of the Company (the “Shareholders”) subject to and following the completion of the offering of senior notes in a private placement (the “Bond Offering”). The Bond Offering was completed on 12 August 2010. Accordingly, the Board of Directors (the “Board”) of the Company wishes to announce the Capital Reduction pursuant to Section 78G of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), involving an aggregate cash distribution (the “Cash Distribution”) by the Company to Shareholders of US$600 million, or approximately US$0.27 for each ordinary share in the capital of the Company (“Share”) held as at a books closure date to be determined by the Directors of the Company (the “Books Closure Date”).

1.2	Amount to be Returned. The amount to be returned per Share pursuant to the Capital Reduction is to be calculated by dividing the amount of US$600 million by the aggregate number of Shares in issue as at the Books Closure Date. Accordingly, the actual amount per Share to be returned to Shareholders pursuant to the Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date. For illustration purposes, based on the issued share capital of the Company of approximately US$2,036 million comprising approximately 2,202,218,293 Shares as at 12 August 2010 (the “Latest Practicable Date”, being the latest practicable date prior to the date of this Announcement):
(a)	assuming that during the period between the Latest Practicable Date and the Books Closure Date, none of the outstanding Options (as defined in paragraph 1.4 below) as at the Latest Practicable Date are exercised, the Cash Distribution to be returned to Shareholders pursuant to the Capital Reduction will be an amount of US$0.2725 for each Share held as at the Books Closure Date; and

(b)	assuming that during the period between the Latest Practicable Date and the Books Closure Date, all of the outstanding Options (as defined in paragraph 1.4 below) as at the Latest Practicable Date are exercised, the Cash Distribution to be returned to Shareholders pursuant to the Capital Reduction will be an amount of US$0.2711 for each Share held as at the Books Closure Date.
The aggregate amount of cash to be paid to each Shareholder pursuant to the Capital Reduction and Cash Distribution will be adjusted by rounding any fraction of a cent to the nearest cent, where applicable.

The Capital Reduction and Cash Distribution will not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction and Cash Distribution.

1.3	Funds for the Capital Reduction. The Company will fund the Capital Reduction by using the proceeds from the Bond Offering and existing cash and cash equivalents.

1.4	Share Incentive Awards. The Company has granted share options under the STATS ChipPAC Ltd. Share Option Plan (the ”SOP Options”) and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP Options”) (collectively, the “Options”), which are exercisable into Shares.

The Company has also granted contingent awards (the “Awards”) under the STATS ChipPAC Ltd. Performance Share Plan 2009 (the “PSP”) and restricted share units (the “RSUs”) under the STATS ChipPAC Ltd. Restricted Share Plan.

In the case of the Awards granted under the PSP, the Company may, subject to performance targets and/or conditions prescribed under the PSP being fulfilled, deliver Shares, free of payment, to the holders of such Awards, or pay cash rather than deliver Shares, in accordance with the terms of the PSP. No Shares are expected to be delivered pursuant to Awards granted under the PSP on or before the tentative Books Closure Date.

In the case of RSUs, the Company may, upon the vesting of the RSUs, deliver Shares, free of payment, to the holders of such RSUs, either in the form of new Shares or existing Shares, or pay cash rather than deliver Shares. The Company intends to settle all outstanding RSUs in cash when the RSUs vest.

1.5	Illustration. The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date, assuming that all the outstanding Options as at the Latest Practicable Date are exercised:

Shareholder with
1,000 Shares

Position pre-Capital Reduction
Shares currently held	1,000

Position post-Capital Reduction
Cash Distribution received (US$)	271.11
(approximately S$369.22 based on an exchange rate of US$1 to S$1.3619 (being the exchange rate as at the Latest Practicable Date))
Shares held post-Capital Reduction	1,000
In summary, Shareholders will receive a Cash Distribution of US$271.11 (approximately S$369.22), for every 1,000 Shares held as at the Books Closure Date, while maintaining the same shareholding in the Company.

2.	RATIONALE FOR THE CAPITAL REDUCTION
The Company has been reviewing its capital structure and the leverage position of its balance sheet in the context of its current business strategy. The Capital Reduction and Cash Distribution therefore represents paid-up capital in excess of the immediate requirements of the Company and in determining the amounts to be returned to Shareholders, the Company believes that it has sufficient capital for its existing businesses.

Giving proforma effect to the Capital Reduction as at 27 June 2010, the last day of the second financial quarter for 2010, and taking into account the assumptions set out in paragraph 3 below, the Capital Reduction would reduce the share capital of the Company as at 27 June 2010 from approximately US$2,036 million to approximately US$1,436 million.

The Capital Reduction would allow a substantial cash distribution to be made to Shareholders, while enabling each Shareholder to maintain the same proportionate shareholding in the Company.

3.	FINANCIAL EFFECTS OF THE CAPITAL REDUCTION
For illustrative purposes only, the financial effects of the Capital Reduction, taking into consideration (a) the incurrence by the Company of US$930 million in aggregate of new debt comprising the US$600 million of 7.5% Senior Notes due 2015 offered in the Bond Offering which was completed on 12 August 2010 and the draw down of an aggregate of US$330 million(1) from the US$360 million senior term loan facility which was obtained by the Company on 18 May 2010 (the “Credit Facility” and, together with the Bond Offering, the “Recent Financing”), and (b) the application of the proceeds from the Recent Financing (together with existing cash and cash equivalents) by the Company to pay the Cash Distribution, for the repayment of its US$50 million line of credit from Bank of America on 8 July 2010, for the redemption of its US$150 million of 7.5% Senior Notes due 2010 at maturity on 19 July 2010 and for the redemption of its US$213 million of 6.75% Senior Notes due 2011(1) (the “2011 Notes”) (collectively, the “Debt Repayment”), based on the unaudited consolidated financial statements of the Group as at 27 June 2010, are set out below:

	GROUP
		Proforma
	As at	after Capital
	27 June 2010	Reduction(2)

Balance Sheet (US$’million)
Shareholders’ equity	1,630	1,025
Net tangible assets (“NTA”)	1,100	495
Total short term and long term debt	451	968

Financial Ratios
NTA per Share (US$)	0.50	0.22
Gross Gearing(3) (times)	0.3	0.9

Notes:

(1)	As at the Latest Practicable Date, an aggregate of US$310 million has been drawn down by the Company from the Credit Facility. The Company intends to make a further draw down of US$20 million from the Credit Facility assuming all US$213 million of the 2011 Notes will be tendered and repurchased in connection with its tender offer and consent solicitation in respect of the 2011 Notes announced on 30 July 2010 (the “Tender Offer”). As at the Latest Practicable Date, US$162.9 million of the 2011 Notes have been tendered and repurchased in connection with the Tender Offer. The Tender Offer will expire on 27 August 2010, at 5.00 p.m. New York City time, unless extended or earlier terminated.

(2)	Assumes that none of the Awards, RSUs, SOP Options or Substitute EIP Options has been exercised or vested, as the case may be.

(3)	“Gross Gearing” means the ratio of total short term and long term debt to shareholders’ equity.
After the Capital Reduction, the Company believes the continued cash flow generated from its operations and financial resources will be able to support its foreseeable near-term investment and operational needs. To maintain flexibility for business growth the Company may obtain additional financing.

4.	APPROVALS
4.1	Conditions for the Capital Reduction. The Capital Reduction is subject to, inter alia:
(a)	the approval of Shareholders by way of a special resolution for the Capital Reduction at an extraordinary general meeting of Shareholders (the “EGM”);

(b)	the approval of the High Court for the Capital Reduction; and

(c)	all other relevant approvals and consents being obtained.
4.2	Payment Date. On the lodgement of the office copy of the Order of Court confirming the Capital Reduction, together with the other documents prescribed under the Companies Act with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction shall take effect, and the Cash Distribution would become payable. Subject to the conditions in paragraph 4.1 above being satisfied, it is currently expected that the Cash Distribution will be paid to Shareholders in early November 2010.

5.	TEMASEK
Temasek Holdings (Private) Limited. (“Temasek”) is a substantial Shareholder of the Company and has a deemed interest through Singapore Technologies Semiconductors Pte Ltd. (“STSPL”) in approximately 83.81 per cent. of the issued Shares as at the Latest Practicable Date. Temasek and STSPL have been in discussions with the Company on the Capital Reduction. The Company expects Temasek, through STSPL, to vote in favour of the Capital Reduction at the EGM. Based on its shareholding in the Company as at the Latest Practicable Date, Temasek, through STSPL, would be entitled to receive an aggregate Cash Distribution of approximately US$503 million.

6.	GENERAL
A circular containing further details of the Capital Reduction and convening the EGM for the purpose of seeking Shareholders’ approval will be despatched to Shareholders in due course.
BY ORDER OF THE BOARD
Elaine Sin Mei Lin (Tan Mei Lin)
Company Secretary
16 August 2010